UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Alanco Technologies, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)

011612603
(CUSIP Number)
ORBCOMM Inc. 2115 Linwood Avenue, Suite 100 Fort Lee, NJ 07024 Attention: Christian Le Brun, Esq. Executive Vice President, General Counsel and Secretary (201) 363-4900

with a copy to:
Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Attention: Sey-Hyo Lee, Esq. (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of  8  Pages

SCHEDULE 13D

CUSIP No. 011612603	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ORBCOMM Inc. 41-2118289
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 803,906*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 803,906*
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,906*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.79%
14	TYPE OF REPORTING PERSON CO

 ________________________
*  Includes 750,000 shares of Common Stock into which shares of Series E Convertible Preferred Stock are convertible.

CUSIP NO. 011612603	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") to the Schedule 13D dated April 15, 2010 (the "Schedule 13D") filed by ORBCOMM Inc. ("ORBCOMM") relates to the Class A Common Stock (the "Common Stock"), of Alanco Technologies, Inc., an Arizona corporation (the "Company"), including the Common Stock issuable upon conversion of certain of the Company's Series E Convertible Preferred Stock (the "Convertible Preferred Stock").  This Amendment No. 1 is being filed to update Items 3, 4, 5 and 6 in the Schedule 13D.  Unless otherwise defined in this Amendment No. 1, capitalized terms have the meanings set forth in the Schedule 13D.

The Company's principal executive office is located at 15575 North 83rd Way, Suite 3, Scottsdale, AZ 85260.

Item 3.	Sources and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

On July 21, 2010, October 20, 2010, and January 25, 2011, ORBCOMM was issued 15,060, 19,290 and 19,556 shares, respectively, of the Company's Common Stock as payment of regular quarterly dividends on the Convertible Preferred Stock held by ORBCOMM in accordance with the terms of the Convertible Preferred Stock.  The next quarterly dividend payment of 19,831 shares is expected to be paid in April 2011.

Item 4.	Purpose of Transaction.

On February 23, 2011, ORBCOMM, the Company and the Company's wholly-owned subsidiary, StarTrak Systems, LLC ("StarTrak") entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") for ORBCOMM to purchase substantially all of the assets of StarTrak.

The consideration payable by ORBCOMM at the closing with respect to substantially all the assets of StarTrak is equal to the aggregate face amount of approximately $18,500,000 (the "Closing Consideration") in cash, stock and debt as follows:

(i)           Cash consideration in an amount equal to two million Dollars ($2,000,000), less the amount outstanding under the secured loan referred to in clause (iii) below;

(ii)           Cancellation and termination of all outstanding obligations of the Company and StarTrak and their affiliates under the Anderson Loan Agreement (as defined below), including the then outstanding principal amount of $3,900,000;

(iii)           Cancellation and termination of all outstanding obligations of the Company and StarTrak to ORBCOMM under a Secured Promissory Note in the principal amount of $300,000 including any interest and fees, if any, due thereunder as of the closing date;

(iv)           Delivery to the Company of 500,000 shares of the Company's Convertible Preferred Stock held by ORBCOMM having a face amount of $2,250,000;

CUSIP NO. 011612603	SCHEDULE 13D	Page 4 of 8 Pages

(v)           Delivery to the Company of 1,212,748 shares of the Company's Common Stock representing shares of the Company's Common Stock (A) purchased by ORBCOMM pursuant to the Anderson SPA (as defined below) and the Slifkin/Robinson SPA (as defined below) and (B) previously received by ORBCOMM as dividends on shares of the Company's Convertible Preferred Stock;

(vi)           Issuance and delivery to Mellon Investor Services LLC, as escrow agent ("Mellon"), of 249,917 shares of common stock of ORBCOMM ("ORBCOMM Stock"), which escrowed shares will be available to pay for a portion of the costs incurred as a result of a litigation currently pending against StarTrak;

(vii)           Issuance and delivery to Mellon of up to 166,611 shares of ORBCOMM Stock (subject to certain reductions), which escrowed shares will be available to pay for a portion of certain product warranty, replacement and repair-related costs;

(viii)           Issuance and delivery to the Company of 1,987,194 shares of ORBCOMM Stock, minus the number of escrowed shares described under (vii) above;

(ix)           Issuance and delivery to the Company of 183,550 shares of Series A perpetual convertible preferred stock of ORBCOMM.  Each share of Series A convertible preferred stock will be entitled to a 4% annual pay-in-kind dividend, have a face value of $10 and be convertible into 1.66611 shares of ORBCOMM Stock; and

(x)           Assumption by ORBCOMM of certain specified assumed liabilities, generally consisting of liabilities arising after the closing date and liabilities reflected in the closing working capital calculation.

In addition to the Closing Consideration, up to an additional gross amount of $1,500,000 (subject to certain reductions) in contingent payments (the "Earn Out Amount") is payable by ORBCOMM if certain revenue milestones of the StarTrak business are achieved for the 2011 calendar year (the “Earn-Out Period”), ranging from $250,000 for total revenue of $20 million in the Earn-Out Period to $1,500,000 for total revenue of $24 million or more in the Earn-Out Period, subject to reduction by an amount equal to the total gross contingent amount, (x) multiplied by an amount equal to the aggregate number of shares of the Company's Common Stock purchased by ORBCOMM pursuant to the Anderson SPA and the Slifkin/Robinson SPA as described below and (y) divided by the total outstanding shares of the Company's Common Stock immediately prior to closing, yielding an estimated net amount of up to $1,200,000 in contingent Earn Out Amount to the Company.

STK Acquisition, LLC, a wholly-owned subsidiary of ORBCOMM formed to receive the StarTrak assets and operate the StarTrak business after the closing, has agreed to enter into an assignment and assumption agreement (the "Anderson Assignment and Assumption Agreement") pursuant to which STK Acquisition, LLC will acquire at the closing all of the rights of the lender under the Amended and Restated Loan and Security Agreement dated December 21, 2007, as amended, by and between Donald E. Anderson and Rebecca E. Anderson, Trustees of the Anderson Family Trust, UTA dated December 20, 1993 (the "Anderson Trust") as lender, and the Company, StarTrak and the other borrower parties thereto (the "Anderson Loan Agreement").

CUSIP NO. 011612603	SCHEDULE 13D	Page 5 of 8 Pages

In consideration of the Anderson Assignment and Assumption Agreement, (i) STK Acquisition, LLC will separately (A) issue at closing a Secured Promissory Note in favor of the Anderson Trust in the principal amount of $3,900,000 (the “Secured Promissory Note”) and (B) enter into a Security Agreement in favor of the Anderson Trust, pursuant to which STK Acquisition, LLC will grant a security interest in certain of its assets, and (ii) ORBCOMM will separately enter into at closing a Guaranty (the “Anderson Note Guaranty”) pursuant to which ORBCOMM will unconditionally guarantee the obligations of STK Acquisition, LLC under the Secured Promissory Note.

ORBCOMM has separately entered into an agreement to purchase from the Anderson Trust and certain of its affiliates (collectively, the “Anderson Group”) at the closing all of the shares of the Company's Common Stock held by the Anderson Group (the "Anderson SPA").  As consideration for the sale by the Anderson Group of the Company shares owned by the Anderson Group, ORBCOMM will, at the closing issue and deliver to each member of the Anderson Group 0.62646 shares of ORBCOMM Stock for each share of Company Common Stock being sold to ORBCOMM by such seller, or an aggregate of 413,184 shares of ORBCOMM Stock.

ORBCOMM has separately entered into an agreement to purchase from Timothy P. Slifkin ("Slifkin") and Thomas A. Robinson ("Robinson") at the closing all of the shares of the Company's Common Stock held by each of Slifkin and Robinson (the "Slifkin/Robinson SPA").  As consideration for the sale by Slifkin and Robinson of the Company shares owned by them, ORBCOMM will, at the closing issue and deliver to each of Slifkin and Robinson 0.45651 shares of ORBCOMM Stock for each share of Company Common Stock being sold to ORBCOMM by such seller, or an aggregate of 218,877 shares of ORBCOMM Stock.  In addition, each of Slifkin and Robinson shall be entitled to receive a pro rata portion of the Earn Out Amount (as defined in and as finally determined pursuant to the Asset Purchase Agreement) payable in cash or ORBCOMM Stock at ORBCOMM’s discretion.

ORBCOMM has also entered into a voting agreement (the "Voting Agreement") with the Anderson Group, Slifkin, Robinson and the Company CEO Robert Kauffman, whereby the Anderson Group, Slifkin, Robinson and Kauffman have agreed to vote their shares of the Company's Common Stock and preferred stock to approve the purchase and sale contemplated by the Asset Purchase Agreement and to take certain other actions in furtherance of the transactions contemplated therein.

Each party’s obligation to close the transactions contemplated by the Asset Purchase Agreement is subject to customary closing conditions, including obtaining the approval of the shareholders of the Company to the asset sale transaction, if required under applicable law.  Each party’s obligation to close the transactions contemplated by the other transaction documents described above is also subject to customary closing conditions, including the closing conditions under the Asset Purchase Agreement.

The Asset Purchase Agreement contains certain termination rights for both ORBCOMM and the Company, including in the event that the closing conditions of the transactions contemplated by the Asset Purchase Agreement is not consummated by June 30, 2011.  If the Asset Purchase Agreement is terminated under specified circumstances,

CUSIP NO. 011612603	SCHEDULE 13D	Page 6 of 8 Pages

including termination of the Asset Purchase Agreement followed by the Company entering into or consummating an alternative transaction within 12 months of such termination, then the Company will be required to pay ORBCOMM a fee of $500,000, plus ORBCOMM’s transaction expenses up to $250,000.

Except for the foregoing, neither ORBCOMM nor, to ORBCOMM's knowledge, any of ORBCOMM's executive officers or directors has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended as follows:

Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010, as of February 9, 2011 there were 5,534,400 shares of Common Stock issued and outstanding.  ORBCOMM beneficially owns 53,906 shares of the Company's Common Stock and 500,000 shares of the Company's Convertible Preferred Stock, which are convertible into 750,000 shares of Common Stock.  Based on the number of shares of Common Stock issued and outstanding as of February 9, 2011 and assuming the issuance of 750,000 shares of Common Stock based on conversion of the Company's Convertible Preferred Stock held by ORBCOMM, ORBCOMM beneficially owns approximately 12.79% of the outstanding Common Stock.  ORBCOMM has the sole power to vote or dispose of the Common Stock and the Convertible Preferred Stock and would have the sole power to vote or dispose of any Common Stock acquired upon conversion of the Convertible Preferred Stock.

To ORBCOMM's knowledge, no shares of Common Stock or securities convertible into Common Stock are beneficially owned by any of the persons listed on Schedule A to the Schedule 13D.

The descriptions of the Asset Purchase Agreement, the Anderson Stock Purchase Agreement, the Slifkin/Robinson Stock Purchase Agreement and the transactions contemplated by such agreements under Item 4 of this Amendment No. 1 is incorporated into this Item 5 by reference.  Except as disclosed under Item 4, neither ORBCOMM nor, to ORBCOMM's knowledge, any of ORBCOMM's executive officers or directors has engaged in any transactions involving shares of Common Stock during the 60 days prior to the date of this statement.

Except for the Asset Purchase Agreement, the Anderson Stock Purchase Agreement, the Slifkin/Robinson Stock Purchase Agreement, and the transactions contemplated by such agreements, neither ORBCOMM nor, to ORBCOMM's knowledge, any of ORBCOMM's executive officers or directors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended as follows:

CUSIP NO. 011612603	SCHEDULE 13D	Page 7 of 8 Pages

Except as described in Items 3, 4 and 5 (including the descriptions of the Asset Purchase Agreement, the Anderson Stock Purchase Agreement, the Slifkin/Robinson Stock Purchase Agreement and the Voting Agreement), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the Company's securities, including, without limitation, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the Company's securities.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended to include the following exhibits:

Exhibit 1.
Stock Purchase Agreement dated as of February 23, 2011 by and among ORBCOMM INC., Donald E. Anderson and Rebecca E. Anderson, Trustees of the Anderson Family Trust, UTA dated December 20, 1993, David P. Anderson and Heidi J. Anderson, Trustees of The David and Heidi Anderson Family Trust, UTA dated December 8, 2004, Paul D. Anderson, David and Julie Dickerson, David and Heidi Anderson, John S. Anderson, Donald E. Anderson and Programmed Land, Inc.

Exhibit 2.	Stock Purchase Agreement dated as of February 23, 2011 by and among ORBCOMM Inc., Timothy P. Slifkin and Thomas A. Robinson

Exhibit 3.
Voting Agreement dated as of February 23, 2011 by and among ORBCOMM INC., Donald E. Anderson and Rebecca E. Anderson, Trustees of the Anderson Family Trust, UTA dated December 20, 1993, David P. Anderson and Heidi J. Anderson, Trustees of The David and Heidi Anderson Family Trust, UTA dated December 8, 2004, Paul D. Anderson, David and Julie Dickerson, David and Heidi Anderson, John S. Anderson, Donald E. Anderson, Programmed Land, Inc., Timothy P. Slifkin, Thomas A. Robinson and Robert Kauffman

Exhibit 4.	Asset Purchase Agreement dated as of February 23, 2011 by and among ORBCOMM INC., the Company and StarTrak Systems, LLC

CUSIP NO. 011612603	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2011	ORBCOMM INC. By: /s/ Christian Le Brun Christian Le Brun
Executive Vice President, General Counsel and Secretary